Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.:001-32650

On June 20, 2007, representatives of Chicago Mercantile Exchange Holdings Inc. made the following investor presentation.

June 20, 2007 William Blair & Company 27 th Annual Growth Stock Conference Craig Donohue, CEO Terry Duffy, Executive Chairman

© Chicago Mercantile Exchange Inc. All rights reserved.

Discussion of Forward-Looking Statements
Forward-Looking Statements
This presentation may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT
Holdings, Inc. and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing; including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.
For more information regarding other related risks, see Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and Item 1A of CME’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. Copies of such documents are available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this presentation.
Statements included in this document relating to the ICE offer reflect the views of CME’s management.
Certain Information Regarding the Tender Offer after Closing of the Transaction
The information in this document describing CME’s planned tender offer following closing of the proposed transaction is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of CME’s common stock in the tender offer. The tender offer will be made only pursuant to an Offer to Purchase and related materials that CME will distribute to shareholders of the combined company and only if the proposed transaction with CBOT is consummated. Shareholders should read the Offer to Purchase and the related materials carefully when they become available because they will contain important information, including the various terms and conditions of the tender offer. Subsequent to the closing of the proposed transaction with CBOT, shareholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that CME will file with the SEC free of charge at www.sec.gov or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive,
Chicago, Illinois 60606, Attention: Beth Hausoul.
NOTE: Unless otherwise noted, all references to CME volume, open interest and rate per contract information in the text of this document exclude CME’s non-
traditional TRAKRS
SM
products, for which CME receives significantly lower clearing fees of less than one cent per contract on average, as well as CME Auction
Markets™ products and Swapstream
®
products. Unless otherwise noted, all year, quarter and month to date volume is through 6/15/07.

June 20, 2007 Introduction Terry Duffy, Executive Chairman

© Chicago Mercantile Exchange Inc. All rights reserved.

Pro Forma Q107 ADV
6,454
741
3,866
3,866
0
2,000
4,000
6,000
8,000
10,000
12,000
CBOT/CME Eurex CBOT/ICE Euronext.liffe NYMEX
CME/CBOT Proposed Merger
contracts in 000s
10,320
4,607
___________________________
Note:
[1] Eurex and Euronext.liffe include individual equity and equity index options
[2] NYMEX includes Clearport
[3] Sources are company press releases and analyst presentations
7,295
3,431
1,512
CME and CBOT will create the largest exchange
in the world

© Chicago Mercantile Exchange Inc. All rights reserved.

CME/CBOT Proposed Merger
•
Greater immediate and long term growth
opportunities
•
Greater synergy potential than ICE offer
•
Minimal execution risk
•
Unique benefits for members and
customers
Best strategic alternative – Most long term value

June 20, 2007 CME Overview Craig Donohue, CEO

© Chicago Mercantile Exchange Inc. All rights reserved.

0
2,000
4,000
6,000
8,000
CME Globex
®
CME Average Daily Volume
Open Outcry
Privately Negotiated
(contracts in 000’s)
6,358
03 02 01 00 04
917
74%
05
06 07
May07 ADV 6.1M
3
rd
highest month
Jun07 ADV to date
9.1M
2H
May
07
1H
May
07
2H
Apr
07
1H
Apr
07
Jun
07
to date
9,120
(contracts in 000’s)
Annual – Long Term Monthly – Short Term
4,537
Reached daily open
interest record of
near 61M in June
0
2,000
4,000
6,000
8,000
10,000

© Chicago Mercantile Exchange Inc. All rights reserved.

CME’s Growth Strategy
•
Globalizing our business
•
Being a leading service provider of
transaction processing services
•
Expanding into over-the-counter/spot
markets
•
Leading product and technology innovation
CME will be the leading global derivatives company by:

© Chicago Mercantile Exchange Inc. All rights reserved.

Core Business Growth Driver - CME Electronic Options
0
40
80
120
160
Electronic E-mini
Equity Options ADV
*Based upon annualizing current YTD ADV
Potential annual revenue opportunity from full migration
*250M Contracts
30¢+/
contract
X = $75M+
Eurodollar options
example
0
30
60
90
120
Electronic Eurodollar
Options ADV
JUN
07
FEB
07
APR
07
JAN
07
MAR
07
MAY
07
JUN
07
FEB
07
APR
07
JAN
07
MAR
07
MAY
07
115K
156K

© Chicago Mercantile Exchange Inc. All rights reserved.

Globalizing Our Business
CME Globex live
access from more
than 80 countries
7 European/
Asian hubs
•
Regionally focused
sales, education and
marketing to key targets
•
Broadening relationships
in emerging markets
CME provides access to highly liquid markets across all major asset classes on an industry leading technology platform
•
Interest rates
•
Equities
•
Foreign exchange
•
Agricultural commodities
•
Alternative investments
•
Energy
•
Metals

Chicago Board of Trade

NYMEX
NEW YORK MERCANTILE EXCHANGE

© Chicago Mercantile Exchange Inc. All rights reserved.

•
Future opportunities in
Asia, South America and
possibly Europe
Leading Service Provider in Transaction Processing
•
Treasuries
•
Ags
•
Equities
•
Metals
•
Energy
•
Metals
•
Soft Commodities
Transaction Processing
Customer Benefits
•
Scalable platforms
•
Advanced functionality
•
CME customer service
standards
•
Broad distribution/network
effects
•
Proven integration/ time-to-
market advantages
•
Increased profit potential
through CME scale
advantages

© Chicago Mercantile Exchange Inc. All rights reserved.

WTI ADV
NYMEX on CME Globex Leads Electronic Energy Trading
(notionally adjusted;
contracts in thousands)
NYMEX WTI
on CME Globex
ICE WTI
0
160
320
480
640
Total Energy ADV
(contracts in thousands)
Q3
06
Q4
06
Q1
07
Q2
07
to date
NYMEX Energy
on CME Globex
ICE Futures
601
523
0
100
200
300
400
Q3
06
Q4
06
Q1
07
Q2
07
to date
370
189

FXMarketSpace™
a Reuters | CME Company

swapstream
a CME Company

© Chicago Mercantile Exchange Inc. All rights reserved.

Significant Opportunities In Larger OTC/Spot Markets
•
OTC Foreign Exchange
•
OTC Interest Rate Swaps
1,880
1,025
498
80
53
Global
FX
OTC
Interest Rates
US
Treasuries
US
Equities
Europe, Middle East
& Africa
Equities
Average Daily Turnover
($ in billions)
Source: BIS 2004 Triennial Survey, SIA, Federal Reserve Bank of New York & World Federation of Exchanges
Celent Report

© Chicago Mercantile Exchange Inc. All rights reserved.

OTC/Spot Market Opportunities
•
Client acquisition and participation on the platform
is continuing to diversify; pipeline is strong
•
Liquidity is building; customers expressing
satisfaction with bid/ask spreads and depth of book
•
Broad geographic reach
Favorable Market Trends
•
Electronic
•
Centralized clearing
•
Algorithmic trading
•
Transparency/anonymity
0
150
300
450
600
Apr-07 May-07
$331
$509
ADV
(notional value in millions, USD)
June ADV
to date
is running
above $1B

© Chicago Mercantile Exchange Inc. All rights reserved.

0
CME
CBOT
ICE
CBOT
CME/CBOT Proposed Merger
CBOT/CME have much greater presence
across all major asset classes and are well positioned to
leverage significant new growth opportunities
CBOT/ICE
CBOT/CME
Note:  CME ADV includes NYMEX products on CME Globex and ICE ADV includes ICE futures and NYBOT futures and options on futures
Q1 2007 Combined ADV by Product Line (in 000’s)
0
2,000
4,000
6,000
8,000
8,000
6,000
4,000
2,000
0
Interest
Rates
Equities FX Comm Energy Metals
6,671
2,305
555
724
586
154
3,032
142
15
818
531
65
Comm Energy Metals
Interest
Rates
Equities FX

Notional Value of Contracts
(billions of US dollars)

© Chicago Mercantile Exchange Inc. All rights reserved.

$262,296
$38,111
$20,352
$6,783
$6,394
$0
$50,000
$100,000
$150,000
$200,000
$250,000
$300,000
Interest Rate
Market
FX Market Credit Market Equity Market Commodity
Market
Larger, More Valuable OTC Growth Opportunities
ICE
Source:  June 2006 Notional Value Outstanding per March 2007 BIS Quarterly Review
CBOT/CME will have:
•
Largest global exchange-traded derivatives market
•
Largest global derivatives clearing house
•
Largest global exchange-traded derivatives customer
base
•
Swapstream
•
IDBs active
in cash
treasuries
•
Corporate
bond
platforms
•
Repo
facilities
• FX MarketSpace
CME/CBOT is better positioned to immediately pursue the
full scope of OTC growth opportunities

© Chicago Mercantile Exchange Inc. All rights reserved.

CBOT/CME Enhanced Agreement Provides Value
OR
Option 1
Minimum
Guarantee +
Upside
Option 2
Early
Cash-Out
Eligible full member with ERP receives
guarantee of minimum value of
$250K
with
potential to realize value substantially above
through settlement or judgment
Eligible full member with ERP may transfer
ERP interest to CME in exchange for cash
payment
of $250K
(45 days post-closing)
Cash dividend of $9.14 per CBOT share for ALL
CBOT shareholders
•
Full Member/ERP Holder:
27,338 shares = $250K
PLUS

© Chicago Mercantile Exchange Inc. All rights reserved.

CBOE ERP Implied Equity Value
$1.5 million Implied equity value per membership
[2]
930
1,331
2,261
CBOE Full Members
CBOE ERP holders
Total CBOE potential memberships
$3.3 billion Implied equity value of CBOE
[1]
CBOE Implied Equity Value
$3.3bn
CBOE Full
Members
41%
ERP
Holders
59%
$1.9bn
$1.4bn
[1]
Implied equity value based on Investment Banker market comp analysis; equity value could be higher if value of CBOE is higher
[2]
Assumes ERP CBOE members share equally
Maintains ability to achieve full value of ERP, retain
trading right and benefit from upfront dividend payment

© Chicago Mercantile Exchange Inc. All rights reserved.

Summary Timeline
Original merger agreement - October 17, 2006
ICE offer rejected by CBOT - May 11, 2007
Revised merger agreement - May 11, 2007
DOJ clearance of merger agreement - June 11, 2007
Revised ICE offer rejected - June 14, 2007
CME/CBOT cash dividend
and ERP solution adopted - June 14, 2007
CBOT member and
CME/CBOT shareholder votes - July 9, 2007
Post-close, CME/CBOT in a position to integrate quickly and
smoothly, while maintaining focus on growth initiatives

June 20, 2007 Questions? Craig Donohue, CEO Terry Duffy, Executive Chairman